SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70
Company Registry (NIRE) 29.300.006.939
Publicly-Held Company

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”), in accordance with the Material Fact published on August 13, 2012 ("Material Fact"), announces to shareholders and the general market the expiration of the 3rd Share Buyback Program of the Company (“3rd Share Buyback Program”).

With the expiration of the 3rd Share Buyback Program, the Company, on the date hereof, has (i) 798,380,490 shares outstanding, of which 451,668,652 are common shares, 346,118,020 are class “A” preferred shares and 593,818 are class “B” preferred shares; and (ii) 411 common shares and 5,292,316 class “A” preferred shares held in treasury, which include 2,595,300 preferred shares acquired by Braskem directly and under the Swap transaction announced in the Material Fact dated August 26, 2011.

The 4th Share Buyback Program of the Company (“4th Share Buyback Program”) will commence on August 29, 2012, in accordance with the terms and conditions stated in the Material Fact. Similar to the terms approved in the 3rd Share Buyback Program, the shares that are the subject-matter of the 4th Share Buyback Program may be acquired directly by the Company or by a financial institution to be opportunely hired by the Company for this purpose (“Financial Institution”), through a Swap operation with the following characteristics:

  Braskem will instruct the Financial Institution to place an order to purchase the shares in an amount and value that do not exceed the number of shares established in the 4th Share Buyback Program and its balance of profits and reserves;

  upon the termination of the swap transaction, which will coincide with the expiration of the 4th Share Buyback Program, Braskem will acquire from the Financial Institution the balance of shares that it has acquired under the Swap transaction and that have not yet been repurchased directly by Braskem. If the value of the shares exceeds the balance of profits or reserves, this surplus of shares will be sold by the Financial Institution, as provided for by CVM Instruction 10/80;

  the Financial Institution will always acquire the shares on the BM&FBOVESPA at market price. Braskem will acquire the shares for the same price paid by the Financial Institution, plus fees, as authorized by the Securities and Exchange Commission of Brazil (CVM) in accordance with Article 23 of CVM Instruction 10/80, with the Financial Institution not benefiting from any advantage in the establishment of the share price;

  the Financial Institution will be entitled to remuneration, at market conditions, for the duration of the Swap transaction;

  the Financial Institution will not acquire any shares not fully paid up, that are held by the controlling shareholder or that are part of a Stock Tender Offer being carried out by Braskem; and

  the Financial Institution will not exercise the voting rights associated with the shares acquired under the Swap transaction and will waive (i) the right to receive any dividends distributed during the period, and (ii) the proceeds from any capital reduction, in the event that Braskem resolves to reimburse capital to its shareholders during said period.

São Paulo, August 28, 2012

BRASKEM S.A.
Marcela Aparecida Drehmer Andrade
Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.